MAGELLAN MIDSTREAM PARTNERS, L.P.

One Williams Center

Tulsa, Oklahoma 74172

January 4, 2006

VIA EDGAR & FACSIMILE (202) 772-9220

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 4-5

Washington, D.C. 20549-0405

Attention: Ms. Mellissa Duru

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-129121) of Magellan Midstream Partners, L.P. (the “Company”)

Dear Ms. Duru:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective at 1:00 p.m. (Washington D.C. time) on January 6, 2006, or as soon thereafter as practicable.

The Company hereby acknowledges to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff of the Division of Corporation Finance (the “Staff”) acting pursuant to delegated authority, declare the filing effective, it (i) does not foreclose the Commission from taking any action with respect to the filing and (ii) does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing. The Company further acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MAGELLAN MIDSTREAM PARTNERS, L.P.

By:	Magellan GP, LLC, its General Partner

By:	/s/ Lonny E. Townsend
	Name:	Lonny E. Townsend
	Title:	Vice President, General Counsel, Compliance and Ethics Officer and Assistant Secretary